AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 8, 2013.

SECURITIES ACT FILE NO. 333-186096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-14
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.  1
POST-EFFECTIVE AMENDMENT NO.  [ ]

CNI CHARTER FUNDS
400 North Roxbury Drive
Beverly Hills, California 90210

(800) 708-8881

William J. Souza, Esq.
400 North Roxbury Drive
Beverly Hills, California 90210
and
Michael Glazer
Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, California 90071

With Copies To:
Kurt Hawkesworth
Rochdale Investment Management, LLC
570 Lexington Avenue
New York, New York 10022
and
Don E. Felice, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109

Approximate Date of Proposed Public Offering:  As soon as practicable after this Registration Statement is declared effective.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:
Class N Shares

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-186096) on January 18, 2013. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-186096) under the Securities Act of 1933, as filed with the Commission on January 18, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, the State of California, on the 7th day of February, 2013.

CNI CHARTER FUNDS

By:	/s/ Richard Gershen
Richard Gershen
President, Chief Executive Officer

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities indicated on February 7, 2013.

/s/ Richard Gershen	President &
Richard Gershen	Chief Executive Officer

/s/ Eric Kleinschmidt	Controller &
Eric Kleinschmidt	Chief Operating Officer

Irwin G. Barnet*	Trustee
Irwin G. Barnet

Vernon C. Kozlen *	Trustee
Vernon C. Kozlen

Victor Meschures*	Trustee
Victor Meschures

William R. Sweet*	Trustee
William R. Sweet

James R. Wolford*	Trustee
James R. Wolford

* By:	/s/ Richard Gershen
Richard Gershen, Attorney–in–Fact
pursuant to Power of Attorney